UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

Valmont Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-31429	47-0351813
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

One Valmont Plaza
Omaha, NE	68154
(Address of principal executive offices)	(Zip Code)

Avner M. Applbaum, Executive Vice President and Chief Financial Officer (402) 963-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Valmont Industries, Inc. is attached hereto as Exhibit 1.01 and incorporated by this reference.

A copy of the foregoing report is publicly available at www.valmont.com under “About Us – Corporate Governance”. Valmont’s Policy on Conflict Minerals is publicly available at www.valmont.com under “About Us – Corporate Governance”.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Valmont Industries, Inc.
(Registrant)	Date: June 1, 2020

/s/ TIMOTHY P. FRANCIS
By: Timothy P. Francis
Senior Vice President and Corporate Controller